August 5, 2014

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC  20549

Re:	JNL Series Trust; File Nos. 33-87244 and 811-8894
JNL Investors Series Trust; File Nos. 333-43300 and 811-10041
JNL Variable Fund LLC; File Nos. 333-68105 and 811-09121
JNL Strategic Income Fund LLC; File Nos. 333-183061 and 811-22730
(ALL OF THE ABOVE HEREINAFTER REFERRED TO AS THE "ASSUREDS")

Dear Sir/Madam:

On behalf of the Assureds, enclosed herewith for electronic filing pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find Exhibits 99-1 through 99-4, which collectively meet the requirements of romanettes (a) - (e) of Rule 17g-1, as outlined herein below:

(a)
A copy of the Declarations Financial Institution Investment Company Asset Protection Bond ("Fidelity Bond") insuring the above referenced Assureds, in the amount of $8.5 million, effective June 24, 2014, issued by Chubb Group of Insurance Companies (EXHIBIT 99-1);

(b)
A copy of the Secretary Certificate reflecting the approval of the resolutions of a majority of Trustees/Managers of the consolidated Board of the Assureds who are not "interested persons" of the Trusts/Fund, approving the amount, type, form and coverage of the Bond (EXHIBIT 99-2);

(c)
A statement showing the amount of a single insured bond, which each Assured would have been required to provide and maintain had each Assured not been named as a joint insured under the Bond (EXHIBIT 99-3);

(d)	Premiums for the Bond have been appropriately paid from June 24, 2014 through the period ending June 24, 2015; and
(e)	A copy of the executed joint Fidelity Bond Agreement between the joint Assureds in accordance with Rule 17g-1 (f) (EXHIBIT 99-4).

If there are any questions regarding this filing, please contact the undersigned, at (517) 367-4336.

Sincerely yours,

/s/Susan S. Rhee
Susan S. Rhee
Vice President, Counsel & Secretary

Enclosures